

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 26, 2006

<u>Via Mail and Fax</u>

William D. Zollars
President and Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, KS 66211

> **RE:** **YRC Worldwide Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended March 31, 2006**
> **File Number: 000-12255**

Dear Mr. Zollars:

We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 41
Contingently Convertible Notes, page 57

1. Please explain to us your consideration of EITF 96-19 and the basis for the
   conclusion reached in regard to the exchange of the "Existing Notes" for the "New
   Notes." We note the added net share settlement and change in control features of the
   New Notes.

2. Please explain to us in detail your analysis of each of paragraphs 12-32 of EITF 00-19
   in connection with paragraph 11(a) of FAS 133 in regard to the conversion feature
   associated with each of the "Existing Notes" and "New Notes" when issued. The
   analysis should include an assessment of each available conversion alternative
   indicated in section 10 of the respective note indentures, and in particular, any that
   require net cash settlement (regardless of the probability of such) or in which an
   unlimited number of shares may be issued. For example, we note the "principal
   conversion value" associated with the "Existing Notes," and the $200 threshold
   associated with the "daily conversion value" of the "New Notes."

3. As applicable, please explain to us your consideration of EITF 98-5 and Issue 2 of
   EITF 00-27 in regard to the 5% convertible notes for which conversion triggers were
   met at December 31, 2004. It appears that a beneficial conversion feature existed
   upon issuance of these notes.

Form 10-Q: For the Period Ended March 31, 2006

Management's Discussion and Analysis …, page 25
Results of Operations, page 25

4. In future filings, please quantify all factors cited that affect operating income on a
   relative basis so that investors may have a context for the magnitude of each. For
   significant factors cited for which quantification is not provided, disclose the reason
   why quantification is not practicable and the basis for citing the factor as a significant
   item. Additionally, explain the underlying reason(s) for the factor cited, along with
   any expected continuing impact and extent of such and the anticipated timeframe
   involved. Refer to FR 36, Section 501.04 for guidance.

5. Please explain to us, and disclose in future filings as appropriate, the reasons for the
   increases in consolidated "operating expenses and supplies" for the years presented.
   Your explanation should be in terms of changes in dollar amounts year over year as
   well as a percent of operating revenue.

Financial Condition, page 28
Liquidity, page 28
Cash Flow Measurements, page 29

6. Please disclose in future filings the factors that affect cash from operating activities in terms of cash. For example, changes in depreciation expense do not explain changes in cash. Also, stating the dollar amount of changes in net income and working capital items without explanation of the underlying reasons provides minimal information. Refer to section IV.B.1 of FR 72 for guidance.

7. Please expand your disclosure in future filings in regard to the unfavorable claim trend cited.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Donald G. Barger, Jr., Senior Vice President and Chief Financial Officer